BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

February 13, 2019

VIA EDGAR

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc.

File No. 333-226811

Dear Ms. Fettig:

On behalf of Triton Pacific Investment Corporation, Inc. (“TPIC” or the “Company”), set forth below are the Company’s responses to certain of the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s proposed reorganization (the “Reorganization”) with Pathway Capital Opportunity Fund, Inc. (“PWAY”). Specifically, the comments addressed the memo (the “Memo”) that contained an analysis regarding which participant in the Reorganization should be the accounting survivor, pursuant to the factors outlined in the North American Securities Trust no-action letter (Aug. 5, 1994). A copy of the Memo is attached as Exhibit A to this letter.

For your convenience, a summary of the Staff’s comments is numbered and presented in bold, and each comment is followed by TPIC’s response.

1.            In Section 1 of the Memo, please provide additional disclosure regarding the interest of the TPIC Adviser in the New Investment Adviser. Specifically, disclose to what extent, if any, the principals of the TPIC Investment Adviser will be involved in the investment decisions made by the New Investment Adviser on behalf of the merged fund.

Response: The Memo has been revised as requested.

2.            In Section 2 of the Memo, please compare the restrictions on TPIC and PWAY, including discussion and analysis of any restrictions based on the structural differences between an interval fund and a BDC.

Response: The Memo has been revised as requested.

3.            Section 2 of the Memo states that approximately 50% of PWAY’s investments are focused primarily on the securities of infrastructure-related companies. Please discuss whether the merged fund intends to continue to be focused on infrastructure-related companies following the Reorganization.

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: The Memo has been revised as requested.

4.            In Section 5 of the Memo, include information regarding the repositioning of TPIC’s and PWAY’s investments following the Reorganization. Please confirm that your response is complete in considering all sales made in connection with the Reorganization, including sales made before or after the Reorganization.

Response: The Memo has been revised as requested. As revised, the Memo is complete in considering all sales made in connection with the Reorganization, including sales made before or after the Reorganization.

5.            Will TPIC sell any portfolio securities or otherwise engage in any repositioning in connection with the Reorganization?

Response: TPIC does not expect to conduct any material repositioning of its portfolio in connection with the Merger.

6.             With respect to PWAY’s proposed repositioning, what percentage of the amounts expected to be sold is planned versus forced. For purposes of this comment, forced sales include those required to be made in order to comply with applicable regulatory requirements or to comply with different investment strategies and objectives. Planned sales are those made in the discretion of the applicable portfolio manager.

Response: Approximately 85% of the amounts expected to be sold will be forced as these investments are not “qualifying assets” for BDC purposes because they are investments in U.S. companies with market capitalization greater than $250 million. Approximately 15% of the amounts expected to be sold will be planned sales made at the discretion of the portfolio manager. The Memo has been revised accordingly to include this disclosure.

7.             In Section 2 of the Memo, you state that approximately 35% of PWAY’s investments are in CLOs. Will these investments be affected by the repositioning? If so, please revise your disclosure.

Response: These investments are not expected to be affected by the repositioning.

8.            In Section 3 of the Memo, in addition to a comparison of expense ratios, also include a comparison of the expense structures of TPIC, PWAY and FLEX, including a discussion of any differences in the calculation of the base management fees, income inventive fees and the like.

Response: The Memo has been revised as requested.

9.            In Section 4 of the Memo, please revise to include a discussion of the respective finds’ actual net assets, rather than their adjusted net assets.

Response: The Memo has been revised as requested.

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698 or Jon Talcott at (202) 689-2806.

Very truly yours,

Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for Triton Pacific Investment Corporation, Inc.

cc:	Karen Rossotto; Securities and Exchange Commission

Jon Talcott; Nelson, Mullins, Riley & Scarborough

Exhibit A

MEMORANDUM

To:	File

From:	Thomas Bacon

Date:	February 13, 2019

Re:	TPIC/PWAY Reorganization – NAST Analysis

This memo relates to the proposed reorganization of Pathway Capital Opportunity Fund, Inc. (“PWAY”) with and into Triton Pacific Investment Corporation, Inc. (“TPIC,” and together with PWAY, the “Funds”) (the “Reorganization”). The following contains an analysis regarding which participant in the Reorganization should be the accounting survivor, pursuant to the factors outlined in the North American Securities Trust no-action letter (Aug. 5, 1994) (“NAST Letter”).

Analysis: In the NAST Letter, the SEC Staff indicated that to determine the accounting survivor in a fund reorganization, the attributes of the participating funds should be compared with those of the surviving fund to determine which of the participants the surviving fund will most closely resemble. The SEC Staff articulated five key factors that should be considered when making this comparison (the “NAST Factors”): (1) investment advisers; (2) investment objectives, policies and restrictions; (3) expense structures and expense ratios; (4) asset size; and (5) portfolio composition.

1.            Investment Advisers.

This factor overwhelmingly favors PWAY as the accounting survivor for the reasons outlined below.

Prospect Flexible Income Management, LLC (the “New Adviser”) will be the investment adviser to the surviving Fund (“FLEX”). Prospect Capital Management L.P. (“PCM”), 50% owner in the advisor to PWAY, holds one hundred voting units and a 50% economic interest in the New Adviser. Triton Pacific Adviser, LLC, the investment adviser to TPIC (“TPA”), holds one non-voting unit and a 50% economic interest in the New Adviser. M. Grier Eliasek, PWAY’s current President and Chief Executive Officer, is the President and Chief Executive Officer of the New Adviser and will be the President and Chief Executive Officer of the surviving Fund following the Reorganization. PCM personnel will be responsible for the recommendation, execution and monitoring of all investment decisions of FLEX. The investment personnel who make investment decisions for PWAY will be the same as the investment personnel who will make investment decisions for FLEX. The investment committee of the New Advisor will consist of the same personnel of PCM who comprise the investment committee of PWAY. Neither TPA nor any of its affiliates will be on the investment committee of the New Adviser nor will they be involved in any of the investment decisions made by the merged Funds. Mr. Craig Faggen, the President of TPA, will be involved in investment decisions solely in his capacity as a member of the board of directors of FLEX – he will not be on the investment committee of the New Adviser or otherwise participate in the investment decisions of the New Adviser. Further, TPIC used a Sub-Advisor, Zais Group, LLC (“Zais”), to make debt investments for TPIC. Zais will no longer serve in this capacity and will not have any affiliation with FLEX going forward.

It should also be noted that in addition to serving on the investment committee for FLEX, the same personnel also work for PCM, which serves as the manager of one of the largest publicly traded business development companies (“BDCs”), Prospect Capital Corporation (“PSEC”). The investment strategy of PSEC includes middle market loans and CLOs. As a result of their experience at PCM, FLEX’s investment personnel will bring to FLEX knowledge of investing in debt securities and CLOs, as well as best practice policies and procedures related to the management of a BDC.

As noted above, this factor overwhelmingly favors PWAY as the accounting survivor.

2.	Investment Objectives, Policies and Restrictions.

As set forth and discussed in the table below, the investment objective and investment policies/strategies of PWAY are more closely aligned with that of FLEX than are the investment objective and investment policies/strategies of TPIC. As a result and as explained in more detail below, this factor significantly favors PWAY as the accounting survivor.

First, PWAY’s investment objective is substantially identical to that of FLEX. Both PWAY and FLEX have a primary objective of generating current income, with a secondary objective of capital appreciation. Both PWAY and FLEX target a 6.0% dividend yield. TPIC on the other hand has a primary objective of delivering capital appreciation by investing in private equity. TPIC does generate some income through its debt investments but has a dividend yield of only 3%, partially as the result of income being a secondary objective. Second, PWAY’s investment strategy of investing in debt securities and CLOs is the same as FLEX’s investment policy/strategy. TPIC does not invest in CLOs and, while, it has invested in debt securities, investment in debt securities is not the stated primary investment strategy of the fund. Furthermore, TPIC currently has two private equity investments in its portfolio while PWAY has never made a private equity investment. Private equity investments were intended to be the core strategy of TPIC, driven by the expertise of its current advisor, TPA, but this will no longer be a primary strategy of FLEX going forward. Because the current value of the two private equity investments is immaterial to FLEX’s overall portfolio, FLEX intends to hold those investments for the foreseeable future.

While PWAY has an investment focus in infrastructure companies and infrastructure-related companies, infrastructure and infrastructure-related companies, as defined in PWAY’s prospectus, comprises a very broad spectrum of sectors, which will also be sectors in which FLEX will invest. Specific sector examples include transportation; transportation equipment; defense industrial base; emergency services; electric utilities and power; energy, including renewable energies; chemicals; communication networks and equipment; water and wastewater systems; food and agriculture; social infrastructure; financial services; metals, industrials, materials; and real estate. Furthermore, PWAY’s strategy was to investment only 50% of its assets in infrastructure and infrastructure-related companies. For these reasons, PWAY’s infrastructure focus is not a material difference between its strategy and FLEX’s investment strategy.

An additional investment strategy of PWAY’s that more closely aligns FLEX’s investment strategies to PWAY than to TPIC is the use of leverage. PWAY has used leverage in the management of its portfolio. TPIC has not used leverage. FLEX plans on using leverage going forward.

As it relates to the restrictions of each fund, by the nature of both FLEX and TPIC being BDCs, the investment restrictions of TPIC are more closely aligned with FLEX, however, we put less emphasis on this point than on the investment objectives and strategies of the funds because it is the investment objectives and strategies of the funds, and not their respective investment restrictions, that have guided the investment decisions of each fund and led to the performance track record of that fund. The investment objectives and strategies of the fund dictate the type of investments it can make and the investment restrictions only narrow that opportunity set. The BDC restrictions would not have materially altered PWAY’s overall investment strategy given PWAY would still invest in debt securities and CLOs. PWAY would have invested more in senior secured loans as a BDC as opposed to senior unsecured bonds as an interval fund to comply with the “qualifying assets” requirement under the 1940 Act; however, this change is only a difference in the form of debt (loan vs. bond). The overall characteristics of the portfolio, which is comprised primarily of debt securities and CLOs, would be the same for PWAY if it were a BDC. For example, PWAY maintained an approximately 30% CLO portfolio mix (29% as of September 30, 2018), which is the allowable limit under the BDC rules. The 30% restriction within a BDC would not have restricted PWAY’s investment strategy. As another example, PWAY maintained leverage less than 0.5x debt-to-equity. The 1:1 debt-to-equity limitation for BDCs would not have restricted PWAY’s leverage strategy.

For the reasons outlined above, this factor significantly favors PWAY.

	TPIC	PWAY	FLEX	Conclusion
Investment Objectives	TPIC’s investment objectives are to maximize its portfolio’s total return by generating long-term capital appreciation from its private equity investments and current income from its debt investments.	PWAY’s investment objective is to generate current income and, as a secondary objective, long-term capital appreciation.	FLEX’s investment objective will be to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns.	PWAY’s investment objective is more closely aligned with FLEX given its focus on debt investments and current income as opposed to capital appreciation.
Investment Policies/ Strategy	TPIC seeks to meet its investment objectives by investing in equity, structured equity and debt investments in small to mid-sized private U.S. companies, which TPIC defines as U.S. companies with revenues from $10 million to $250 million and earnings before income, taxes, depreciation, and amortization between $1 million and $25 million.	PWAY seeks to achieve its investment objective by investing, under normal circumstances, at least 50% of its total assets (net assets plus borrowings) in debt securities of Infrastructure companies and Infrastructure-Related companies, and up to 50% of its total assets (net assets plus borrowings) in other securities, including senior debt, subordinated debt, preferred equity, dividend-paying	FLEX intends to meet its investment objective by primarily lending to and investing in the debt of privately-owned U.S. middle market companies, which FLEX defines as companies with annual revenue between $50 million and $2.5 billion.

			FLEX expects that at least 70% of its portfolio of investments will consist primarily of syndicated senior secured first lien	PWAY’s investment policy/strategy is more closely aligned with FLEX given the investment focus on debt securities and CLOs as opposed to including a focus on equity investments. While PWAY’s investment policy at least in part focused on Infrastructure companies and Infrastructure-Related companies, the definition of these types of companies is very broad and only applied to 50% of the

equity and the equity and junior debt tranches of CLOs.	loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, and up to 30% of its portfolio of investments will consist of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of CLOs. The senior secured loans underlying FLEX’s CLO investments are expected typically to be BB or B rated (non-investment grade, which are often referred to as “high yield” or “junk”) and in limited circumstances, unrated, senior secured loans.	portfolio. The more important factor is PWAY’s strategy to invest in debt securities of these companies, which is a core competency of PWAY’s advisor and is in alignment with FLEX’s investment strategy going forward.
Investment Restrictions	Eligible Investments / Qualifying Assets: As a BDC, TPIC may not acquire any assets other than “qualifying assets” (as set forth in Section 55 of the 1940 Act) unless, at the time of and after giving effect to such acquisition, at least 70% of its total assets are “qualifying assets.” See “Regulation of TPIC.”

Managerial Assistance to Portfolio Companies: As a BDC, TPIC is required to make available significant managerial assistance to eligible portfolio companies pursuant to the 1940 Act.

Leverage: Required asset coverage of 200% (i.e., up to 50% leverage) pursuant to the 1940 Act, unless	Eligible Investments / Qualifying Assets: PWAY is subject to fundamental and/or non-fundamental policies as may be adopted by the PWAY board of directors and disclosed in its prospectus, and is not subject to the “qualifying assets” requirement under the 1940 Act similar to BDCs.

Managerial Assistance to Portfolio Companies: Not required for interval funds.

Leverage: Required asset coverage of 300% (i.e., up to 33 1/3% leverage) pursuant to the 1940 Act.	Eligible Investments / Qualifying Assets: As a BDC, FLEX may not acquire any assets other than “qualifying assets” (as set forth in Section 55 of the 1940 Act) unless, at the time of and after giving effect to such acquisition, at least 70% of its total assets are “qualifying assets.” See “Regulation of TPIC.”

Managerial Assistance to Portfolio Companies: As a BDC, FLEX will be required to make available significant managerial assistance to eligible portfolio companies pursuant to the 1940 Act.

	Leverage: Required asset coverage of 200% (i.e., up to 50% leverage) pursuant to the 1940 Act, unless	Investment restrictions for FLEX are more closely aligned to TPIC given it will remain structured as a BDC and therefore will continue with similar restrictions.

its board of directors or shareholders approve asset coverage of 150%.	its board of directors or shareholders approve asset coverage of 150%.

3.	Expense Structures and Expense Ratios.

Following the Reorganization, Prospect Administrator, LLC, the administrator for PWAY, will serve as the administrator of the surviving Fund. However, TFA Associates, LLC, TPIC’s current administrator, will serve as the sub-administrator to the surviving Fund and most of the contracts with TPIC and its service providers will remain in place following the Reorganization. The surviving Fund would have, on a pro forma basis, (1) total annual fund operating expenses that are expected to be lower than those of the corresponding expenses of PWAY (but greater than the corresponding expenses of TPIC) prior to the Reorganization, and (2) net annual fund operating expenses that are expected to be comparable to those of PWAY (but greater than those of TPIC) prior to the Reorganization).

The following table sets forth a comparison of the advisory fees for TPIC, PWAY, and the merged Fund (referred to herein as “FLEX”):

	TPIC	PWAY	FLEX
Advisory Fees
Base Management Fee	a quarterly rate of 0.5% (2.0% annualized)	a quarterly rate of 0.5% (2.0% annualized)	a quarterly rate of 0.4375% (1.75% annualized)
Subordinated Incentive Fee on Income	None	20.0% on PWAY’s pre-incentive fee net investment income, subject to a quarterly fixed preferred return of 1.5% (6.0% annualized) and a “catch up” feature.	20.0% on FLEX’s pre-incentive fee net investment income, subject to a quarterly fixed preferred return of 1.5% (6.0% annualized) and a “catch up” feature.
Incentive Fee on Capital Gains	20.0% payable quarterly in arrears on realized capital gains, if any, on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount any previously paid capital gains incentive fees.	None	20.0% payable annually on realized capital gains, if any, for the calendar year, computed net of all realized capital losses and unrealized capital depreciation at the year end.

The following table sets forth a comparison of the stockholder transaction expenses and annual expenses for TPIC, PWAY, and FLEX:

	Actual
	TPIC Common Stock	PWAY Class A Shares	PWAY Class I Shares	Pro Forma FLEX Combined
Stockholder transaction expenses
(as a percentage of offering price)
Sales load paid by TPIC and PWAY(1)	10%	5.75%	None	6%
Offering expenses borne by TPIC and PWAY	5%	None	None	2%
Distribution reinvestment plan expenses	None	None	None	None
Total stockholder transaction expenses paid by TPIC and PWAY	15%	5.75%	0.00%	8%

	Actual
	TPIC	PWAY	PWAY	Pro Forma FLEX
	Common Stock (2)	Class A Shares(3)	Class I Shares(3)	Combined
Annual expenses (as a percentage of average net assets attributable to common stock, Class A and Class I shares):
Management fees(4)(5)(6)	2.09%	2.96%	2.96%	1.92%
Incentive fees (7)(8)(9)	0%	0%	0%	0%
Interest payments on borrowed funds(10)	0%	0.69%	0.69%	0.22%
Acquired fund fees(11)	0%	1.23%	1.23%	0.51%
Shareholder servicing expenses(12)	0%	0.14%	0%	0%
Other expenses (13)	5.61%	16.88%	17.02%	5.17%
Total annual expenses	7.70%	21.90%	21.90%	7.83%
Expense support agreement/expense support limitation(14)(15)	0.00%	(11.54%)	(11.56%)	0.00%
Total annual expenses (after fee waiver and reimbursement)	7.70%	10.36%	10.34%	7.83%

With respect to advisory fees, both TPIC and PWAY paid a base management fee of 2% of AUM per annum, while FLEX will pay only 1.75% of AUM per annum. Base management fees for TPIC, PWAY and FLEX are all calculated quarterly, in arrears, based on the average value of each fund’s total assets at the end of the two most recently completed calendar quarters. Each of TPIC and FLEX adjust the base management fees for any share issuances or repurchases in the applicable quarter; PWAY does not. Calculation of base management fees for FLEX will be similar to TPIC in terms of adjusting for share issuances and repurchases. Otherwise, the base management fees paid by TPIC and PWAY are identical, but both differ from FLEX in terms of the amount of fees. Accordingly, the base management fees FLEX will pay do not favor either TPIC or PWAY as the accounting and performance survivor.

With respect to incentive fees, TPIC paid a capital gains incentive fee but PWAY did not. By contrast, PWAY paid an income incentive fee while TPIC did not. FLEX will pay both an income incentive fee and a capital gains incentive fee. The capital gains incentive fee paid by FLEX will be calculated substantially similar to the capital gains incentive fee paid by TPIC. Similarly, the income incentive fee paid by FLEX will be calculated substantially similar to the income incentive fee paid by PWAY. Accordingly, the incentive fees FLEX will pay will be a combination of the incentive fees that TPIC and PWAY currently pay. As a result, the incentive fees charged to the funds do not favor either TPIC or PWAY as the accounting and performance survivor.

With respect to other expenses, the total stockholder transaction expenses of FLEX are closer to those of PWAY than TPIC. However, PWAY, as an interval fund that was operating pursuant to a multi-class exemptive application, was restricted pursuant to Rule 12b-1 regarding what types of expenses could be charged to the fund and also charged a shareholder servicing fee for one of its share classes. TPIC and FLEX, as BDCs, are not subject to the same restrictions as PWAY and do not charge a shareholder servicing fee. The biggest difference amongst the funds is the total amount of other expenses charged to PWAY versus the amounts charged to TPIC and expected to be charged to FLEX.1 Because the other expenses of FLEX are expected to be closer to those of TPIC, the total annual expenses (after fee waiver and reimbursement) of FLEX are closer to TPIC than PWAY.

Overall, as stated above, the advisory fees are basically even and do not favor either fund. However, the other expenses favor TPIC as the accounting and performance survivor.

4.	Asset Size.

As of September 30, 2018, PWAY had net assets prior to adjustments of approximately $7.5 million, while TPIC had net assets prior to adjustments of approximately $17.9 million.

Prior to the Reorganization, TPIC and PWAY will both incur material changes to their balance sheets. TPIC estimates it will incur approximately $625,000 in merger costs prior to the Reorganization. This will decrease TPIC’s net assets by a corresponding amount. Prior to PWAY merging into TPIC, PWAY estimates it will incur $625,000 in merger costs. Also PWAY currently has approximately $2 million of offering and organizational costs due to the PWAY Investment Adviser that will be reversed as they are no longer reimbursable following the approval of the merger. The merger costs and the reversal of the offering and organization costs due to the PWAY Investment Adviser will increase PWAY’s net assets by approximately $1.525 million. As of September 30, 2018, some merger costs were expensed which results in September 30, 2018 adjustment of $1.7 million. Following the completion of the Reorganization, TPIC and PWAY shareholders will own 65.5% and 34.5% of the surviving Fund, respectively.

Both the relative ownership of the funds post-merger and the net assets of TPIC and PWAY prior to the merger favor TPIC as the accounting and performance survivor.

1 Other expenses include accounting, legal and auditing fees as well as the reimbursement of the funds’ portion of the administrator’s cost including compensation of the chief financial officer, chief compliance officer, treasurer and secretary and other administrative personnel of the administrator, and fees payable to independent directors.

5.	Portfolio Composition.

The portfolios of TPIC and PWAY both currently consist primarily of debt investments. Following completion of the Reorganization, at least 70% of the surviving Fund’s investments are expected to consist primarily of these same investment types. TPIC does not expect to engage in any repositioning of its portfolio in connection with the Reorganization. PWAY expects to reposition its portfolio by selling approximately $5.2 million fair value investments (approximately 69% of PWAY’s net assets as of September 30, 2018) that are not “qualifying assets” for BDC purposes for cash prior to the merger and (i) re-investing $1.5 million of those proceeds in “qualifying assets” for BDC purposes and (ii) re-investing $3.7 million (72%) of those proceeds in CLOs, which will result in a 30% CLO portfolio allocation for FLEX after the investments are made. Approximately 85% of the amounts expected to be sold are forced sales because the investments would not be “qualifying assets” for BDC purposes as they are investments in U.S. companies with market capitalization greater than $250 million; however, these investments are still debt investments, which is aligned with FLEX’s investment strategy. Approximately 15% of the amounts expected to be sold are planned sales made at the discretion of the portfolio manager. Following completion of the Reorganization, FLEX will have at least 70% of its assets invested in “qualifying assets,” which include investments in private, U.S. companies or U.S. companies with market capitalization of less than $250 million. Approximately 15% of FLEX’s portfolio at the merger closing date will be comprised of the equity and junior debt tranches of CLOs, which will come into FLEX from PWAY, which amount is expected to quickly grow to 30%. PWAY does not expect there to be any repositioning sales of its investments after the Reorganization.

Given that FLEX’s portfolio composition will consist of debt investments and CLO investments, FLEX’s portfolio composition is more aligned with PWAY than with TPIC since TPIC does not hold CLOs. The Funds acknowledge that a substantial portion of FLEX’s investments will come into the fund as a result of having been held by TPIC, but view this factor as less important than the overall portfolio composition, which includes CLOs and, thus, more closely resembles PWAY. As a result, the factor favors PWAY as the accounting survivor.

		As of 9/30/2018
		TPIC(1)	PWAY(1)	Combined(1)	FLEX Pro Forma(2)
Portfolio	Number of Investments	39	27	66	66
Statistics	% Senior Secured	96%	5%	56%	62%
	% Senior Unsecured	0%	66%	29%	8%
	% Equity/CLOs	4%	29%	15%	30%

Note: The information provided in the table is subject to change.

(1) Represent percentages of fair market value as of September 30, 2018.

(2) FLEX pro forma represents expected portfolio mix after repositioning of PWAY’s portfolio. PWAY expects to reposition its portfolio by selling approximately $5.2 million in fair market value of its portfolio investments that are not “qualifying assets” under the Investment Company Act of 1940, as amended (the “1940 Act”) for cash prior to completion of the Merger and (i) re-investing approximately $1.5 million (approximately 28%) of those proceeds in assets that are “qualifying assets” under the 1940 Act and (ii) re-investing approximately $3.7 million (approximately 72%) of those proceeds in CLOs, which will result in a 30% CLO portfolio allocation for combined company after the investments are made.

Conclusion

Of the five NAST Factors listed above, two significantly favor PWAY. Additionally, one factor (portfolio composition) slightly favors PWAY. One factor that overwhelmingly favors PWAY as the accounting survivor is the investment adviser. Following the Reorganization, (i) the current officers of PWAY will be the officers of the surviving Fund and will control the New Adviser and (ii) the investment personnel who make investment decisions for PWAY will be the same as the investment personnel who make investment decisions for FLEX.

The other factor that strongly favors PWAY is investment objectives, policies, and restrictions. Although the restrictions placed on how FLEX can invest are more closely aligned with TPIC than PWAY given the fact that both FLEX and PWAY are BDCs, the investment objectives and investment policies/strategies of FLEX are much more closely aligned with PWAY than with TPIC.

Of the remaining factors, one (net asset size) favors TPIC and one (portfolio composition) favors PWAY. The remaining factor (expense structure) is close to even when looking solely at advisory fees but favors TPIC when other expenses are considered. In conducting their analysis, the Funds placed greater emphasis on the factors that overwhelmingly favored one Fund over the other, as compared to those factors that could go either way or slightly favored one Fund. Based on this analysis, the Funds believe that PWAY should be the accounting and performance survivor following the Reorganization.